Exhibit 99.1

DRAFT

Report1 of the

Annual General Meeting of Shareholders

of ASML Holding N.V.

held on April 22, 2020

Chairman: G.J. Kleisterlee (the “Chairman”)

General

These minutes of the Annual General Meeting of Shareholders (“AGM” or the “Meeting”) of ASML Holding N.V. (“ASML” or the “Company”), held on April 22, 2020, are intended purely for informational purposes and are not intended to be complete. This document contains the minutes of the AGM held on April 22, 2020, and does not address any events that occurred thereafter. These minutes must be read in conjunction with the Agenda (and Explanatory Notes) for this AGM, the 2019 Integrated Report, ASML’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the financial year ending on December 31, 2019, and ASML’s other SEC filings. ASML does not guarantee the completeness or correctness of the information contained in these minutes and does not assume any obligation whatsoever to update or correct the information in these minutes after publication.

Cautionary Statement on Forward Looking Statements

This document contains statements that are forward-looking, including statements with respect to expected trends, bookings, and financial results including installed base management revenues, annual revenue opportunity in 2020 and through 2025 and long term growth opportunity, expected trends in end markets, expected technology industry and business environment trends, the expected impact of the Covid-19 pandemic on ASML and its suppliers and supply chain and Covid-19-related measures, including the potential impact of GDP reduction, as well as the expected or impact of Covid-19 on expected shipments and expected timing of revenue recognition for tools for which shipment was delayed, expected impact of Covid-19 on demand and forecasts and targets demand outlook, , and statements with respect to plans and policies regarding return of capital to shareholders, dividends and share buybacks, including the 2020-2022 share buyback program, our diversity and inclusion and conflicts minerals strategies and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, risks related to the Covid-19 virus on the global economy and financial markets, as well as on ASML and its customers and suppliers, the impact on ASML’s and its customers’ and suppliers’ operations and other risks relating to the Covid-19 virus and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to supply its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	This is an unofficial translation; the Dutch version of the report is the official version.

1.	Opening

The Chairman opened the Meeting and welcomed all those present.

The Chairman explained that we were at the beginning of a General Meeting to be held under special circumstances following the outbreak of the Corona virus. It goes without saying that for ASML, the health of its employees, shareholders and other stakeholders is a top priority. That is why ASML has been forced to take additional measures around the AGM this year, as announced on our website. The General Meeting is also not held in the Auditorium as usual, but we have moved to the Plaza on our Campus.

The Chairman continued with the announcement that, in light of the Corona virus outbreak, this year ASML had enabled shareholders to virtually participate in the AGM and cast their votes. A special welcome was extended to the shareholders who virtually participated in the AGM.

The developments regarding the Corona virus also have consequences for the presence of our Board members at this AGM. In order to minimize the risks for all those present, it had been decided to minimize the number of members of the Board of Management and the Supervisory Board present in person at this AGM. The Board members who were not present in person, attended the AGM remotely. The Chairman welcomed the members of the Board of Management, Messrs. Van den Brink, Dassen, Van Hout, Schneider-Maunoury and Fouquet, and the other members of the Supervisory Board Mmes. Aris, Smits-Nusteling and Kelly and Messrs. Grose, Stork, Schwalb and Ziebart. The Chairman extended a special welcome to Messrs. Durcan and East, whose appointment as a member of the Supervisory Board was on the agenda for this AGM.

Next, the Chairman introduced those who were present in person at the AGM: ASML’s President & CEO, Mr. Wennink, Mr. Reinier Kleipool, deputy civil law notary at De Brauw Blackstone Westbroek N.V., who would act as secretary of the meeting and Mr. Van Delden of KPMG Accountants N.V., ASML’s external auditor, who would only be able to answer questions regarding the auditor’s report on ASML’s 2019 financial statements.

The Chairman explained that this year there were two additional possibilities for asking questions. First, questions could be submitted by email prior to the AGM. Second, shareholders who participated virtually in the AGM could ask further questions during the meeting via the chat function of the virtual voting platform.

The Chairman gave the floor to Mr. Kleipool for explaining the voting procedure.

The Chairman stated that the requirements prescribed by law and by the articles of association for convening the AGM had been met and that the requisite documents had been available for examination in the places prescribed by law and by the articles of association, where they had been available for anyone to inspect, meaning that the Meeting had been convened in a legally valid manner and that it was authorized to adopt resolutions on the proposals included in the agenda.

The Chairman then proceeded to deal with the items on the agenda of the Meeting.

2.	Overview of the Company’s business, financial situation and sustainability (Discussion item)

The Chairman gave the floor to Mr. Wennink, who gave a summary of ASML’s activities in the year 2019 and the current situation at ASML, also in view of the current special circumstances resulting from the Corona pandemic (see presentation on www.asml.com/agm2020).

After this update, the Chairman dealt with the questions submitted prior to the Meeting. The questions and answers are set out in the appendix.

Report of the 2020 AGM (draft)	2

The Chairman noted that all questions had been answered and gave the floor to Mr. Kleipool.

Mr. Kleipool said that the total number of shares outstanding on the registration date for this AGM was 425,659,415, 7,476,943 of which were being held by the Company as treasury shares. There were therefore 418,182,472 outstanding ordinary shares carrying voting rights. Since one ordinary share carries nine votes, this number of shares carries 3,763,642,248 votes. Mr. Kleipool went on to say that the counting of heads showed that 3,104 shareholders were present or represented at the beginning of the Meeting, collectively representing a capital of EUR 29,072,344.23, entitling them to cast 2,907,234,423 votes. According to Mr. Kleipool, this meant that 77.25% of the issued share capital was present or represented.

Finally, Mr. Kleipool said that all voting items on the agenda, with the exception of items 6 and 7, could be adopted by a simple majority of votes, as more than half of the total outstanding share capital was represented at the Meeting. For agenda items 6 and 7 there is a statutory provision requiring a 75% majority of votes cast in favor of the proposal.

The Chairman then moved on to item 3 of the agenda.

3a.	Advisory vote on the Remuneration Report for the Board of Management and the Supervisory Board for the financial year 2019 (Voting item)

The Chairman reported that the Remuneration Report has been prepared in accordance with the requirements of the revised EU Shareholders Directive, as implemented in Dutch legislation on 1 December 2019. Under this new legislation, the General Meeting has an advisory vote on the Remuneration Report. This agenda item is therefore a voting item, as also stated in the Agenda and the Explanatory Notes to the Agenda. The General Meeting is asked to vote as to whether the Remuneration Report is clear and understandable.

The Chairman then gave a further explanation on this topic (see presentation on www.asml.com/agm2020).

The Chairman noted that no questions had been asked and moved on to item 3b of the agenda.

3b.	Proposal to adopt the financial statements of the Company for the financial year 2019, as prepared in accordance with Dutch law (Voting item)

The Chairman reported that ASML had once again drawn up two sets of financial statements for 2019, one according to U.S. GAAP and the other according to IFRS and Dutch law. The annual financial statements based on IFRS and Dutch law are the financial statements under the articles of association, which were now being submitted for adoption. The financial statements and the annual report were available for inspection at the Company’s offices and were also published on the Company’s website.

The Chairman invited Mr. Van Delden, ASML’s external auditor with KPMG, to report briefly on KPMG’s audit of ASML in 2019.

Mr. Van Delden indicated that the scope of the work was tripartite, specifically the IFRS financial statements, the financial statements according to U.S. GAAP, and the non-financial information for which KPMG had issued a review report. KPMG had issued an unqualified audit opinion for both the U.S. GAAP and IFRS Reports. It had also issued an unqualified review report for the non-financial information. Mr. Van Delden referred to a number of specific elements. Firstly, he noted that a materiality threshold of EUR 130 million had been used for the financial statements. Secondly, he commented that the high degree of centralization of ASML’s work had enabled KPMG’s Dutch team to perform virtually the entire group-wide audit from Veldhoven, as a result of which the audit coverage is relatively high. Zeiss’s accountant had only been used for the holding in Zeiss. Thirdly, he referred to the key audit matter to which the auditor’s report devotes a great deal of attention, revenue recognition.

The Chairman noted that no questions had been asked and moved on to item 3c.

Report of the 2020 AGM (draft)	3

3c.	Clarification of the Company’s reserves and dividend policy (Discussion item)

The Chairman clarified the Company’s reserves and dividend policy: the Company aims to distribute an annual divided that will grow over time, paid semi-annually.

For a more detailed explanation of the Company’s reserves and dividend policy, he referred to the Explanatory Notes to the Agenda.

The Chairman noted that no questions had been asked and moved on to item 3d of the agenda.

3d.	Proposal to adopt a dividend for the financial year 2019 (Voting item)

The Chairman explained that on November 15, 2019, the Company paid an interim dividend for the first time equal to € 1.05 per ordinary share. The Board of Management proposed to the General Meeting to declare a final dividend of € 1.35 per ordinary share. This brings the total dividend for the 2019 financial year to € 2.40 per ordinary share, an increase of 14% compared to last year. The Chairman reported that the Supervisory Board had approved this proposal and he referred to the explanation given earlier.

The Chairman noted that no questions had been asked and moved on to item 4a of the agenda.

4a.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2019 (Voting item)

The Chairman informed the General Meeting that it was proposed to discharge the members of the Board of Management from liability for the performance of their responsibilities in the 2019 financial year. He did not provide any further explanation, noted that no questions had been asked and moved on to item 4b of the agenda.

4b.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2019 (Voting item)

The Chairman informed the General Meeting that it was proposed to discharge the members of the Supervisory Board from liability for the performance of their responsibilities in the 2019 financial year. He did not provide any further explanation, noted that no questions had been asked and moved on to item 5 of the agenda.

5.	Proposal to approve the number of shares for the Board of Management (Voting item)

Item 5 of the agenda was the proposal to make a maximum of 200,000 ordinary shares available for the remuneration of the Board of Management. The Chairman indicated that the ultimate grant of shares would be made by the Supervisory Board on the basis of the applicable Remuneration Policy, by applying the calculation method described in that policy.

In this context, the Chairman indicated that a proposal was being made to the General Meeting to designate the Board of Management as the body authorized to issue the aforementioned shares, with the Supervisory Board’s approval. This designation was being requested for the period from the present Meeting until the AGM to be held in 2021.

The Chairman then informed the General Meeting about the number of shares conditionally granted to the Board of Management. In 2020, 41,362 shares were conditionally granted to the Board of Management for the financial year 2020. The volume weighted average share price over the last quarter of 2019 was EUR 242.75. The General Meeting would also be informed about the number of shares that had been conditionally granted to the Board of Management for the financial year 2021.

The Chairman then noted that no questions had been asked and moved on to item 6 of the agenda.

Report of the 2020 AGM (draft)	4

6.	Proposal to adopt some adjustments to the Remuneration Policy of the Board of Management (Voting item)

The Chairman reported that this item concerned the adoption of some adjustments to the Remuneration Policy for the Board of Management. The reason for the implementation of this change was the fact that on 1 December 2019 the revised EU Shareholder Rights Directive had been implemented into Dutch law. This Shareholder Rights Directive sets requirements for the content of the Remuneration Policy. To meet these requirements, a number of changes to the current Remuneration Policy are required, which have been further explained in the Explanatory Notes to the Agenda. The amended Remuneration Policy does not contain any substantive changes to the remuneration structure and elements.

The Works Council was given the opportunity to give advice on the Remuneration Policy in a timely manner and informed the Supervisory Board that it had a positive view of the Remuneration Policy.

On the recommendation of the Remuneration Committee, the Supervisory Board proposed to adopt the adjustments in the Remuneration Policy for the Board of Management. If adopted, these changes would take effect as per January 1, 2020.

The Chairman concluded that no questions had been asked and moved on to item 7 of the agenda.

7.	Proposal to adopt the Remuneration Policy for the Supervisory Board (Voting item)

The Chairman stated that this item of the agenda concerned a proposal to adopt the Remuneration Policy of the Supervisory Board. The Shareholder Rights Directive, which was also discussed under agenda item 6, requires that a Remuneration Policy for the Supervisory Board is drawn up and adopted by the General Meeting.

The Supervisory Board Remuneration Policy meets the requirements set by the Shareholder Rights Directive and Dutch law. In the Remuneration Policy no changes have been made to the remuneration structure or the amounts as determined by the General Meeting in 2019, as further explained in the Explanatory Notes to the Agenda for this meeting.

As with the adjustments to the Remuneration Policy for the Board of Management, the Works Council was also timely given the opportunity to provide advice on the Remuneration Policy. The Works Council notified the Supervisory Board that it had a positive view of the Remuneration Policy for the Supervisory Board.

On the recommendation of the Remuneration Committee, the Supervisory Board proposed to adopt the Remuneration Policy for the Supervisory Board.

The Chairman noted that there were no questions about this item of the agenda and he moved on to item 8 of the agenda.

8.	Composition of the Supervisory Board (Voting and Discussion items)

The Chairman stated that, as announced last year, Ms. Aris and Mr Ziebart would retire by rotation at this AGM. Mr. Ziebart had indicated that he was not available for reappointment and would step down as a member of the Supervisory Board. The Chairman extended a word of gratitude to Mr. Ziebart.

Ms. Aris had indicated that she was available for reappointment and the Supervisory Board nominated her for reappointment as a member of the Supervisory Board of ASML. Ms. Aris’s nomination is based on the enhanced recommendation right of the Works Council.

In addition to the vacancies that arise as a result of the resignation by Ms. Aris and Mr. Ziebart, the Supervisory Board intended to nominate an additional candidate as a member of the Supervisory Board, as a result of which the number of members of the Supervisory Board would increase from eight to nine members. For this reason, this agenda item was more extensive than in previous years.

Report of the 2020 AGM (draft)	5

8a.	Notification of Supervisory Board vacancies (Discussion item)

The Chairman explained that the Supervisory Board considered it desirable to nominate an additional candidate as a member of the Supervisory Board at this AGM. This nomination is the result of a desire by the Supervisory Board to have more experience in semiconductor technology and the semiconductor industry in its ranks. This is considered desirable in view of the Company’s growth in size and complexity. For the time being, this increase in the number of members of the Supervisory Board is temporary. This has also been further explained in the Explanatory Notes to the Agenda.

The Chairman noted that no questions had been asked and moved on to item 8b of the agenda.

8b.	Opportunity to make recommendations by the General Meeting (Discussion item)

The Chairman informed the General Meeting that at the 2019 AGM, the Supervisory Board notified the vacancies that would arise from the retirement by rotation of Ms. Aris and Mr Ziebart, and the shareholders were given the opportunity to make recommendations for the nomination of candidates for these vacancies. With regard to the additional vacancy, the General Meeting was given the opportunity during this agenda item to make recommendations for the nomination of candidates for this new vacancy.

The Supervisory Board intended to fill the three vacancies, including this additional vacancy, by nominating Ms. Aris and Messrs. Durcan and East for appointment by the General Meeting in accordance with the profile of the Supervisory Board. The nomination of the Supervisory Board for the filling of the extra vacancy was made on the condition that the General Meeting would not make a recommendation.

The Chairman noted that the General Meeting did not use its right to make recommendations for the new vacancy and proceeded to agenda item 8c.

8c.	Announcement of the Supervisory Board’s recommendation to reappoint Ms. A.P. Aris and appoint Mr. D.W.A. East and D.M. Durcan as members of the Supervisory Board (Discussion item)

The Supervisory Board announced its intention to nominate Ms. Aris for reappointment and to nominate Mr. East and Mr. Durcan for appointment as members of the Supervisory Board. The Explanatory Notes to the Agenda contain the rationale for these nominations as well as the details of the candidates. The reappointment of Ms. Aris and the appointment of Messrs. East and Durcan will apply for a period of 4 years from the date of this General Meeting.

The Chairman explained that it was unfortunately not possible for Messrs. Durcan and East to introduce themselves to the General Meeting due to the Corona pandemic. The Chairman introduced the candidates for appointment: Mr. Durcan has extensive experience in the semiconductor industry. He joined Micron in 1984 and held various management positions before he was appointed as CEO in 2012, a position he held until 2017. Mr. East is currently the Chief Executive Officer of Rolls-Royce Group Plc since 2015. He spent his early career at Texas Instruments Ltd. in 1985. In 1994 he joined ARM Holdings, Plc., where he held various management positions and was appointed as Chief Executive Officer in 2001, a position which he held until 2013.

The Chairman stated that the Supervisory Board was convinced that ASML, and the Supervisory Board in particular, would benefit from the knowledge, experience and leadership capacities of both candidates.

The Works Council did not recommended candidates for the vacancies due to the retirement by rotation of the aforementioned members of the Supervisory Board. The Works Council had also been given the opportunity to make use of its enhanced recommendation right for the new vacancy, but has chosen not to do so, given the temporary nature of the increase in the number of members of the Supervisory Board to nine.

As indicated earlier, the nomination for appointment of Ms. Aris was based on the enhanced recommendation right of the Works Council.

The Works Council had been timely given the opportunity to determine its position regarding the proposed reappointment of Ms. Aris and the appointment of Messrs. East and Durcan and indicated to the Supervisory Board that it is in favor thereof.

Report of the 2020 AGM (draft)	6

The Chairman noted that no questions had been asked and moved on to items 8d., 8e. and 8f.

8d.-8f.	Proposals to reappoint Ms. A.P. (Annet) Aris and to appoint Messrs. M.D. (Mark) Durcan and D.W.A. (Warren) East as member of the Supervisory Board (Voting items)

The Chairman noted that no questions had been asked about these items and moved on to 8g.

8g.	Composition of the Supervisory Board in 2021 (Discussion item)

The Chairman stated that item 8g. of the agenda was a discussion item: the Supervisory Board gave notice of the vacancies that would be arising on the Supervisory Board in 2021.

In 2021, Ms. Smits-Nusteling and Mr. Grose will retire by rotation. Mr. Grose indicated that he was not available for reappointment. The vacancy created by the resignation of Mr Grose will not be filled, bringing the number of Supervisory Board members back to eight. Ms. Smits-Nusteling indicated that she is not available for reappointment.

The General Meeting and the Works Council have the right to recommend candidates for the vacancy that will arise.

The Chairman then noted that there were no questions about item 8g. and he moved on to item 9.

9.	Proposal to appoint KPMG Accountants N.V. as the external auditor for the reporting year 2021 (Voting item)

The Chairman stated that this proposal concerned the appointment of KPMG Accountants N.V. as the external auditor for the reporting year 2021.

As described in the Explanatory Notes to the Agenda, the Audit Committee performed an assessment of the performance of KPMG as ASML’s external auditor over the past year. The survey addressed among others the quality, scope and planning of the audit and the independence and reporting of the external auditor. Pursuant to the outcome of the survey, the Audit Committee recommended to again appoint KPMG as external auditor.

Therefore, the Supervisory Board, per the recommendation of its Audit Committee, proposed to appoint KPMG as the Company’s external auditor.

The Chairman dealt with the question submitted prior to the Meeting. The question and answer are set out in the appendix. The Chairman noted that there were no further questions and he moved on to item 10 of the agenda.

10.

Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders (Voting items)

Introducing item 10 of the agenda, the Chairman noted that this item consisted of four voting items, specifically a, b, c and d, and that he would first give a general explanation on the overall agenda item, after which a brief explanation would be given on each voting item separately.

The Chairman said that, although this item was an annually recurring one, it was still an important one for ASML. It is in the interest of the Company and its shareholders to be able to respond in a timely manner and quickly on certain occasions requiring an issue of shares. The Board of Management therefore wished to be authorized to issue shares whenever such occasions arise and to exclude pre-emption rights in situations that require a rapid response. In 2012, for example, this authorization was used in connection with the acquisition of Cymer and in 2016 in connection with the acquisition of HMI. In previous years, this authorization had been used for the issue of convertible bonds.

The authorizations to be granted will be valid for 18 months, specifically up to and including October 22, 2021. If the proposals in this agenda item are approved, the existing authorizations will cease to apply.

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Item 10a of the agenda was a proposal to appoint the Board of Management as the body authorized to issue ordinary shares or grant rights to subscribe for ordinary shares for general purposes, limited to 5% of the issued share capital at the time of delegation, subject to the Supervisory Board’s approval.

Item 10b of the agenda was a proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with item 10a, subject to the Supervisory Board’s approval.

The Chairman then stated that item 10c of the agenda was a proposal to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, subject to the Supervisory Board’s approval, limited to 5% of the Company’s issued share capital at the time of this Meeting, which 5% may only be used in connection with or in the event of M&A activities such as mergers, acquisitions, and/or strategic alliances.

Finally, the Chairman explained item 10d of the agenda. This was a proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with item 10c of the agenda, subject to the Supervisory Board’s approval.

The Chairman noted that there were no questions and he went on to deal with items 11 and 12 of the agenda.

Introduction to items 11 and 12 of the agenda

Introducing items 11 and 12 of the agenda, the Chairman explained that these were also standard items on the agenda and that they contained proposals to execute share buybacks and cancellations of shares.

ASML wants sufficient flexibility in returning capital to the shareholders. To achieve this flexibility, the AGM was being asked to mandate further share buybacks and approve cancellations of shares to enable the Company to implement further share buyback programs should the Company decide on that course of action.

The Chairman said that the implementation of further share buyback programs depended on various factors and that there was no certainty about any further return of capital or about the timing, execution, or method of achieving such return.

The current share repurchase program had already been explained under item 2 of the agenda for this Meeting.

11.	Proposals to authorize the Board of Management to repurchase ordinary shares up to 20% of the issued share capital (Voting items)

The Chairman explained that item 11a of the agenda was a proposal to authorize the Board of Management to repurchase a maximum of 10% of the Company’s currently issued capital, subject to the Supervisory Board’s approval. Shares can be acquired on the conditions set out in the Explanatory Notes to the Agenda.

Item 11b of the agenda was a proposal to authorize the Board of Management to repurchase an additional maximum of 10% of the Company’s currently issued capital. Shares can be acquired on the conditions referred to in item 11a of the agenda and subject to the additional conditions set out in the Explanatory Notes to the Agenda.

The reason that this additional authorization was being requested was to have further flexibility in executing the return of capital to the shareholders.

The requested authorizations would be valid for 18 months, effective as of today and ending on October 22, 2021. If the General Meeting adopted the proposals set out in this agenda item, the existing authorizations would cease to apply.

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The Chairman established that there were no questions and proceeded to item 12.

12.	Proposal to cancel ordinary shares (Voting item)

The Chairman explained that this item on the agenda concerned the cancellation of a number of ordinary shares held by ASML or repurchased by ASML on the basis of the authorization under item 11 of the agenda, to the extent that these ordinary shares are not being used to cover obligations under employee share and/or stock option plans.

The Chairman indicated that this cancellation could be carried out in one or more tranches. The number of shares subject to cancellation will be determined by the Board of Management, but would never exceed 20% of the issued share capital as at April 22, 2020.

The Chairman established that no questions had been asked, informed the General Meeting that the voting for the voting items on the agenda would be closed and went on to deal with item 13 of the agenda.

13.	Any other business

The Chairman noted that there were no further questions and gave the floor to Mr. Kleipool to announce the voting results.

Mr. Kleipool presented the voting results as follows.

Agenda item 3a: Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2019

Overview votes		Percentage
For	2,632,670,478	93.78%
Against	174,621,690	6,22%
Abstained	99,942,255

Total	2,907,234,423

Agenda item 3b: Proposal to adopt the financial statements of the Company for the financial year 2019, as prepared in accordance with Dutch law

Overview votes		Percentage
For	2,835,498,348	99.13%
Against	24,865,299	0.87%
Abstained	46,870,776

Total	2,907,234,423

Agenda item 3d: Proposal to adopt a dividend in respect of the financial year 2019

Overview votes		Percentage
For	2,874,423,339	99.93%
Against	2,107,008	0.07%
Abstained	30,704,076

Total	2,907,234,423

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Agenda item 4a: Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2019

Overview votes		Percentage
For	2,817,861,786	98.86%
Against	32,542,668	1.14%
Abstained	56,829,969

Total	2,907,234,423

Agenda item 4b: Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2019

Overview votes		Percentage
For	2,817,846,846	98.86%
Against	32,554,647	1.14%
Abstained	56,832,930

Total	2,907,234,423

Agenda item 5: Proposal to approve the number of shares for the Board of Management

Overview votes		Percentage
For	2,771,750,682	96.36%
Against	104,638,302	3.64%
Abstained	30,845,439

Total	2,907,234,423

Agenda item 6: Proposal to adopt certain adjustments to the Remuneration Policy for the Board of Management

Overview votes		Percentage
For	2,732,525,964	95.00%
Against	143,869,509	5.00%
Abstained	30,838,950

Total	2,907,234,423

Agenda item 7: Proposal to adopt the Remuneration Policy for the Supervisory Board

Overview votes		Percentage
For	2,861,083,557	99.47%
Against	15,297,894	0.53%
Abstained	30,852,972

Total	2,907,234,423

Agenda item 8d: Proposal to reappoint Ms. A.P. Aris as member of the Supervisory Board

Overview votes		Percentage
For	2,850,254,550	99.19%
Against	23,342,724	0.81%
Abstained	33,637,149

Total	2,907,234,423

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Agenda item 8e: Proposal to appoint Mr. D.M. Durcan as member of the Supervisory Board

Overview votes		Percentage
For	2,817,614,961	98.05%
Against	55,965,483	1.95%
Abstained	33,653,979

Total	2,907,234,423

Agenda item 8f: Proposal to appoint Mr. D.W.A. East as member of the Supervisory Board

Overview votes		Percentage
For	2,836,873,539	98.72%
Against	36,702,153	1.28%
Abstained	33,658,731

Total	2,907,234,423

Agenda item 9: Proposal to appoint KPMG Accountants N.V. as External Auditor for the reporting year 2021

Overview votes		Percentage
For	2,854,763,154	99.24%
Against	21,742,578	0.76%
Abstained	30,728,691

Total	2,907,234,423

Agenda item 10a: Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes

Overview votes		Percentage
For	2,870,157,105	99.77%
Against	6,530,166	0.23%
Abstained	30,547,152

Total	2,907,234,423

Agenda item 10b: Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with agenda item 10 a)

Overview votes		Percentage
For	2,861,640,405	99.48%
Against	14,950,296	0.52%
Abstained	30,643,722

Total	2,907,234,423

Agenda item 10c: Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances

Overview votes		Percentage
For	2,870,104,626	99.77%
Against	6,562,575	0.23%
Abstained	30,567,222

Total	2,907,234,423

Report of the 2020 AGM (draft)	11

Agenda item 10d: Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with agenda item 10 c)

Overview votes		Percentage
For	2,870,104,626	99.77%
Against	6,562,575	0.23%
Abstained	30,567,222

Total	2,907,234,423

Agenda item 11a: Authorization to repurchase ordinary shares up to 10% of the issued share capital

Overview votes		Percentage
For	2,822,721,381	98.19%
Against	52,141,158	1.81%
Abstained	32,371,884

Total	2,907,234,423

Agenda item 11b: Authorization to repurchase additional ordinary shares up to 10% of the issued share capital

Overview votes		Percentage
For	2,769,221,574	96.52%
Against	99,797,265	3.48%
Abstained	38,215,584

Total	2,907,234,423

Agenda item 12: Proposal to cancel ordinary shares

Overview votes		Percentage
For	2,854,107,153	99.22%
Against	22,442,796	0.78%
Abstained	30,684,474

Total	2,907,234,423

The Chairman noted that all proposals submitted to the General Meeting had been adopted. The Chairman congratulated Ms. Aris on her reappointment and Messrs. Durcan and East on their appointment.

14. Closing

The Chairman closed the Meeting and thanked the shareholders for their participation and contribution.

Report of the 2020 AGM (draft)	12

Appendix

Questions submitted and related answers2

In connection with the Annual General Meeting of Shareholders of

ASML Holding N.V. dated April 22, 2020

Agenda item 2: Overview of the Company’s business, financial situation and sustainability

Q1: Despite the good figures in the first quarter, these paint a distorted picture.

Now that the second quarter is all about working from home, more chips will be needed for all kinds of new applications in a world during and after corona.

More Chips for:

•	hardware products

•	Data storage

•	Data traffic (5G)

•	Artificial Intelligence

•	Internet of Things

•	Medical care equipment and new apps

When it comes to hardware, we don’t just think of computers, laptops, tablets and printers.

But also mobile phones, probably more landline phones. These were less and less needed in recent years to make people use mobile phones more and more. Now working from home you probably find the landline telephone handy

To what extent can your econometricians currently provide insight into the impact of this on future demand?

This question is due to the fact that the cost increase at the company may indicate an increase in EUV deliveries later in the year. (Foundation for Legal Protection of Investors)

A1: Looking at the applications that drive future demand (data traffic and data storage, IoT etc.) one could conclude that more compute power will be needed. This is expected to have a positive impact on the future demand for advanced chips and advance lithography equipment, including EUV tools. On the other hand, a significant shrinkage of the global economy is expected, which will have an impact on consumer behavior. At this moment is difficult to predict what the overall impact of the COVID-19 situation will be.

Q2: Do the corona measures adversely affect labor productivity given the fact that people in the factory and at suppliers of essential parts often wear special work clothes? (Foundation for Legal Protection of Investors)

A2: To date, the COVID-19 measures has a limited impact on labor productivity of ASML; the situation has been manageable. In our production facilities we have been able to stay fully operational, although there have been extra challenges in terms of transport and supporting logistics, which we have had to deal with. There has been some impact as a result of the measures we have had to take to protect our employees. We also see this in the supply chain, where we also have been faced with the consequences of lock-down situations.

Q3: You indicate that you do not want to abuse your dominant market position. Nevertheless, the market shows that you appropriate a large part of the value in the semiconductor chain. How great is the tension in both directions? (Foundation for Legal Protection of Investors)

[2]	Reflects questions submitted by shareholders in advance of the AGM

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A3: ASML and its customers have a common goal: Moore’s Law: the continuous reduction of cost per function. ASML’s share in the earning power of the full ecosystem is less than 1%.

Q4: After publication of the half-year figures, you indicated that the current crisis has a ‘limited impact’ on the production capacity of ASML. At the same time, net turnover in the first quarter turned out to be below expectations by at least EUR 700M.

Can ASML indicate which part of the 700M is attributable to the corona crisis in general and limitations in production in particular? (Association of Investors)

A4: For DUV, this impact relates to sales of approx. EUR 200M for planned DUV shipments to Wuhan and a number of other locations where we could not deliver or install tools due to COVID-19 related restrictions. For EUV, the impact relates approx. EUR 500M sales. For a number of EUV tools our customers requested to skip the Factory Acceptance Test in order to secure delivery. From an accounting perspective, the consequence of this was that the revenue related to these systems could not be recognized upon shipment, but that we have to wait until after the completion of the Site Acceptance Test at the customer side. In addition, a number of tools could not be delivered in Q1’20 due to delay in manufacturing. The revenue will move to next quarters.

Q5: ASML announced that it had used work arounds to, among other things, circumvent the temporary disruption of production processes.

a.	Until when or in what circumstance do you consider these deviating routines necessary?

b.	How long do they last? (Association of Investors)

A5: Unfortunately, we cannot look into the future. The answer to this question is also to a large extent dependent on measures implemented by local governments. There is a large degree of unpredictability and there will be a continuous appeal to the creativity of ASML and our suppliers.

Q6: The annual report states that for many components only one supplier exists or is available.

a.	To what extent is the company more vulnerable to supply chain disruption during this time of crisis?

b.	How does management intend to mitigate these vulnerabilities? (Association of Investors)

A6: Approx. 5% of our suppliers are the only supplier of a certain product. This is ASML’s conscious decision, for economic and technical reasons, given the relatively low number of systems that ASML sells. The first tier suppliers are mostly system integrators, who buy their parts from second or third tier suppliers. The fact that they are sole supplier, in most cases does not mean that they are the only supplier with the relevant competence. The fact that ASML in most cases has several suppliers which have a certain competence, made it possible to find alternatives for some issues in the supply chain experienced as a result of COVID-19.

Q7: Can ASML give color and scope to the consequences of the border closures in China and the US for the production process? (Association of Investors)

A7: The border closures in China have had limited impact so far on ASML’s production process. We work with a limited number of suppliers in China. There are Chinese suppliers in the lower tiers of the supply chain, but there complexity is less, making it easier to find other solutions via other suppliers. It is also important to note that the service crew in China has been able to execute the installation of systems. Sending experts to China has turned out to be problematic due to quarantine or visa requirements, but this has been manageable. In the US, we were faced with a lack of consistency across the various states, for instance where it comes to the definition of critical industry. The first ASML Multi Beam tool could not be shipped as a consequence of the Bay area shelter-in-place order and the fact that ASML did not qualify as critical industry there. Shipment of this tool is expected in Q2 ’20.

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Q8: What is ASML’s break-even level for net sales under the current circumstances? (Association of Investors)

A8: To determine the exact break-even level the sales mix is important, because every tool has its own margin profile. In addition, the flexibility that exists on the cost side needs to be taken into account. At this moment, it is not necessary for ASML to think in terms of break-even level. We currently see no push-outs or cancellations as a result of the COVID-19 crisis.

Q9: ASML expects lost revenue in the first quarter to be recovered later in the year. Can it be deduced from this that the catch-up demand will be 100 percent? (Association of Investors)

A9: We expect to be able to recognize the delayed Q1’20 revenue in the Q2/Q3’20 time frame. We believe this is a matter of postponement, not of cancellation.

Q10: Last year, ASML got stuck between American, Dutch and Chinese industrial policy.

a.	Can the company clarify as much as possible which routes have been followed to deal with this situation?

b.	Which organizations have been consulted or engaged to prevent damage to the company? (Association of Investors)

A10: ASML is a commercial company, we ship to customers to whom we are allowed to ship, but always within the boundaries of the law. This is mainly a political matter, which should be solved politically. We answer questions from the Dutch government where necessary and await a decision by the Dutch authorities on the export license application for the shipment of one EUV tool to a Chinese customer.

We did not engage any organizations specifically for this matter.

Q11: A question about the political risks. You currently do not supply new EUV machines to China.

You have supplied numerous machines to China in recent years. Here you provide service and maintenance. There are also regular adjustments to machines already delivered. What are the consequences if America forbids to carry out these adjustments, service and maintenance Now that the Netherlands is dependent on Chinese protective equipment, it is conceivable that China will demand that ASML simply supply EUV machines or otherwise withdraw the export of protective equipment? (Foundation for Legal Protection of Investors)

A11: We see no relation between the delivery of our tools to China and access to medical equipment from China.

V12: ASML has a very wide bandwidth with regard to the turnover target for 2025. Despite the corona pandemic, is the board of directors now unable to narrow this bandwidth? (Association of Investors)

A12: The bandwidth for the 2025 sales target was determined using various macroeconomic scenarios, which were translated to demand for lithography tools. At this point in time, no further insight can be provided. The COVID-19 pandemic has even made it more difficult to forecast future macroeconomic developments.

V13: What is the prospect of service revenue—what percentage of sales can services make up in the long run?

A13: The number of systems in the field increases year over year. These systems need service. In addition, the customers want to stretch the economic life time of ASML’s tools as far as possible by means of upgrades, given the level of investment involved. Installed Base Management is of increasing importance. Our revenue from Installed Base Management increased from approx. 15% of total sales in 2010 to approx.. 25% of total sales in 2019. Looking at our 2025 models, Installed base Management revenue is expected to be between 26% and 32%.

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Q14: VBDO is pleased to read in the CDP-benchmark that ASML has conducted research on the first- order physical impact of climate change for the company’s operations and its supply chain. Additionally, ASML is aware of second-order impacts of climate change, such as fluctuating prices for raw materials and the influence of climate change on the political situation in a country. VBDO is surprised that ASML indicates that the risks are relatively low. The semiconductor sector is considered to be the sector with the highest exposure to physical climate risks by risk analysts of climate data provider 427 (Moody’s). Their analysts say that manufacturing companies in the tech sector rely on complex value chains that can be interrupted by extreme weather events, particularly in Asia, which is a region highly exposed to typhoons and extreme precipitation1. VBDO is curious if ASML uses different climate path scenarios for analyzing risks on the long term and if it’s willing to communicate about the results to its stakeholders? Related to this, is ASML willing to develop policies, in line with the TCFD recommendations, related to the management of physical impacts of climate change? (Association of Investors for Sustainable Business (VBDO))

A14: We apply various mechanisms to assess climate change related risks and opportunities. This includes engagements with our stakeholders, business continuity and business impact analysis, supplier recovery plans, and CDP Climate change questionnaire.

We assess the risk related to climate change and its impact, using the assessment guidelines of the Task Force on Climate-related Financial Disclosures (TCFD). We are currently exploring how we can enrich our disclosures in line with the recommendations from the TCFD and how such would fit with our current annual reporting standards. ASML participates in the annual CDP program and its Climate Risk questionnaire is fully in line with the TCFD recommendations.

Q15: In a published statement on conflict minerals from May 2019, ASML states that it is not always able to determine the exact origin of 3TG-minerals, which are used in its products. This is caused by non- available or incomplete information related to the supply chain. VBDO is aware of the fact that there are many tiers between ASML as an end user and the mines in which minerals are extracted. VBDO is curious about how ASML copes with the traceability and the incompleteness of the available information in risk areas (also in non- conflict regions).

Does ASML have ambitions to further increase the traceability of all minerals and will it, next to conflict regions, include information on risks (low/medium/high) of other areas where mining is in many cases informal as well as unregulated and, in some cases, is carried out in small-scale artisanal mines? Is ASML willing to map its supply chain more broadly as part of the due diligence process and communicate about this to its stakeholders in 2020? (Association of Investors for Sustainable Business)

A15: As per 1 January 2021 a new EU Regulation 2017/821 Supply chain due diligence conflict minerals from conflict-affected and high-risk areas will be effective. In this regulation the EU has adopted the OECD guidelines. This means that the current scope (DRC and the adjoining countries) will expand to other conflict-affected and high-risk areas.

ASML is member of the RBA (Responsible Business Alliance) and adheres to the RBA Code of Conduct. In this alliance we work together with a global network of manufactures in the electronic industry on subject matter. At the moment the RBA is revising their Code of Conduct (effective 2021). In the revised RBA Code of Conduct, the OECD guidelines will be adopted to meet the EU regulation and growing interest from stakeholders on this subject. As part of the process, the RBA will also update their tools to support their members in conducting due diligence procedures. In addition, we are working on an updated Conflict minerals policy this year.

Report of the 2020 AGM (draft)	16

Q16: VBDO is pleased with the way that ASML approaches the topic of diversity by considering other ways of thinking as an opportunity for its business to learn from each other. Meanwhile, in contrast to the balanced composition of the Supervisory board, women are not represented in the composition of the Management Board. ASML indicates that it is a challenge to increase the gender diversity and inclusion of women in all layers of the organization (AR, 36). ASML has several significant programs in place to enhance diversity within the organization. VBDO acknowledges the difficulties in finding female personnel in technology related sectors. Nevertheless, VBDO is curious if ASML is willing to develop a concrete diversity strategy that serves a more gender balanced and diverse composition of the boards, workforce and (senior) management. What can VBDO expect on this topic in 2020? (Association of Investors for Sustainable Business)

A16: Achieving gender diversity in a technology environment, such as the one ASML operates in, has proven to be challenging. In general, there is a lower ratio of women compared to men in technology and science-related studies. We support initiatives to get young women interested in technology. We also raise awareness of career prospects in a sector offering many development opportunities. In this way, we try to increase the number of women throughout ASML. By doing so we aim to increase our future talent pool so that more women will be available in the future for technical positions and (senior) management positions. Given the specific nature of our industry, this is a long-term process.

Gender diversity in ASML as a whole as well is in ASML senior management has shown an upward trend in recent years, as is reported in our 2019 Integrated Report.

We are currently developing a detailed Diversity & Inclusion strategy and action plan for the company, to further enhance gender diversity as well as other dimensions of diversity. We aim for completion by end of 2020/early 2021 and implementation afterwards.

The Supervisory Board has asked the Board of Management to pay attention to the Diversity and Inclusion strategy and the Supervisory Board follows this closely. In addition, it is important to report that, if senior managers are recruited externally, the recruitment agency is ordered to propose a number of females.

Q17: What causes the relative increase in sales to the largest customer by more than 12 percentage points, almost doubling in absolute numbers? (Association of Investors)

A17: In the Integrated Report, we report the sales at our largest customer in relation to ASML’s total sales. It is noted that the information for the various years does not necessarily relate to the same customer. We do not recognize this reference to a 12% increase in 2019 compared to 20183. It is suggested to contact the Investor relations department in case of any further questions about this topic.

Q18: You are currently part of the sector-wide collective labor agreement for the metal electro industry. This has grown over the years. You want to get rid of that and agree your own collective labor agreement with the unions. That actually makes sense, since most large companies have their own collective labor agreement. However, the unions are opposed to this. You have reduced the staff bonus from 18% to 16%. In 2019, turnover was 8% higher with the profit unchanged at over € 2.5 billion. The dividend goes up 14% and at that time you planned to buy back € 6 billion in shares for the next three years.

The unions are of the opinion that with the current collective labor agreement there are sufficient possibilities to make adjustments per company in consultation with the unions.

There is controversy among staff, as one half thinks it is important that ASML can make specific agreements in the collective labor agreement. The other half wants to keep everything the same because the collective labor agreement can be adjusted if all parties involved support it. (Foundation for Legal Protection of Investors)

[3]

In 2019, total net sales to the largest customer accounted for €4,688.6 million, or 39.7%, of total net sales (2018: €2,476.8 million, or 22.6%, of total net sales [...]). Source: ASML Integrated Report 2019, p. 147

Report of the 2020 AGM (draft)	17

A18: ASML is part of the Collective Labor Agreement of the Metalektro Industry. There are many different types of companies in this industry and the nature of ASML is significantly different from other companies in this industry. This results in differences in respect of what is important for the individual companies. The age structure of a company, for example, can lead to a different focus in terms of employment conditions. ASML aims for the voice of its employees to be reflected in the collective labor agreement. ASML does not intend to adjust the terms of employment in a negative sense. That would not make sense in a situation where there is a “war on talent” in the high tech sector. ASML conducted a survey among employees in the Netherlands to gain insight into what employees consider important. The outcome is currently being analyzed and ASML intends to use it as part of the framework for the future collective labor agreement.

With regard to the profit-sharing scheme, this was not adjusted in 2019. The profit-sharing is based on net profit. If the net profit falls, the profit distribution also decreases. This profit-sharing scheme applies to a minority of the total staff. The majority of employees have a variable remuneration scheme that is the same as the Board of Management scheme in terms of conditions and targets

Q19: Points of attention of the Association of Investors in times of crisis: the Association of Investors draws attention to the following four aspects, which are essential for all companies. A substantive response is also expected from companies during these AGMs

1. Waiving of variable remuneration

2. Additional review accountant

3. Phasing out ancillary positions

4. Climate obligations (Association of Investors)

A19: these are points that require further study and of which it is not yet clear what the market practice will be.

Agenda item 9: Proposal to appoint KPMG Accountants N.V. as External Auditor for the reporting year 2021

Q20: With regard to ASML, KPMG is able to draw attention to one key matter in the audit of users of the financial statements. This is low, given the practice at other companies and the environment, complexity and global presence of ASML.

a.	What is the reason that you have not found it necessary to identify more than one key audit matter (KAM), while noting that the loss of attention to transition to IFRS 15 is justified?

b.	KAM’s director is usually selected from a list of topics eligible for additional attention in control.

i.	Can you indicate which topics were dropped last to be included as the key audit matter?

ii.	ii. Why have these possible KAMs still been dropped?

iii.	Has the number of KAMs been discussed with the audit committee?

c.

The VEB hopes that ASML will have an extensive review carried out on the half-year figures. If ‘revenue inclusion’ will also be a key audit matter, what would be different in KPMG’s approach given the current rapidly changing environment? (Association of Investors)

A20: Revenue recognition has been designated as a Key Audit Matter, because it is very complex at ASML and a lot of time and attention is devoted to it in the audit. There is also extensive reporting to the Audit Committee on this topic. Other Key Audit Matters have also been identified in the past, such as valuation of goodwill. This does not mean that other accounting matters are not considered important. Other points mentioned as areas of attention in the audit plan include the valuation of inventories and goodwill, tax positions and the implementation of ERP systems at a part within ASML. In 2020, an important point of attention will be the impact of COVID-19.

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